Filed by Foamix Pharmaceuticals Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule l4a-12

under the Exchange Act of 1934

Subject Company: Foamix Pharmaceuticals Ltd.

Commission File No.: 001-36621

Form S-4 filed by Menlo Therapeutics Inc. File No.: 333-235351

Investor Presentation|March 2020 A Proposed Compelling Dermatology Combination

Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such factors include, but are not limited to: (i) conditions to the closing of the merger with Menlo Therapeutics Inc. (“Menlo”) may not be satisfied; (ii) the merger may involve unexpected costs, liabilities or delays; (iii) the effect of the announcement of the merger on the ability of Menlo or Foamix to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Menlo or Foamix does business, or on Menlo’s or Foamix’s operating results and business generally; (iv) Menlo’s or Foamix’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (v) the outcome of any legal proceedings related to the merger; (vi) Menlo or Foamix may be adversely affected by other economic, business, and/or competitive factors; (vii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (viii) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (ix) the risk that Menlo or Foamix may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (x) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Menlo and Foamix are set forth in their respective filings with the SEC, including each of Menlo’s or Foamix’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Menlo’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 under the heading “Risk Factors” and Item 1A of Part II of Foamix’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 under the heading “Risk Factors.” The risks and uncertainties described above and in Menlo’s most recent Quarterly Report on Form 10-Q and Foamix’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Menlo and Foamix and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Menlo and Foamix file from time to time with the SEC. The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Menlo and Foamix assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. This presentation concerns product candidates that are under clinical investigation. None of such product candidates have been approved for marketing by the FDA or the EMA, and such product candidates are currently limited to investigational use, and no representation is made as to their safety or effectiveness for the purposes for which they are being investigated. 2

Strategic Rationale Combination expected to create a stronger scaled player in the dermatological space 1. Value creation through greater future earnings momentum (1+1=3+ earnings synergy) Potential of 3 product launches within next 24 months (with a potential of $100mm+ revenue each) HCP target overlap ~ 80% for acne, rosacea, and PN Leverage of singular commercial infrastructure enables faster revenue ramp and improved profitability 2. Significant opportunity to leverage commercial infrastructure for multiple product launches AMZEEQ™: (minocycline) topical foam, 4%, for treatment of moderate-to-severe acne, approved October with launch in January 2020 FMX103: topical minocycline foam for treatment of moderate-to-severe rosacea PDUFA June 2020 and potential launch Q4, 2020 Serlopitant for pruritis associated with Prurigo Nodularis: anticipated NDA filing 2H 2020 and potential launch 2H 2021 • • No FDA approved treatments for PN and dermatologists see acute need for new therapy Granted “Breakthrough Therapy” designation for PN in January 2019 3. Significant cost synergies + improved balance sheet with extended cash runway Combined company savings projected to be >$50mm/yr beginning 2021 through elimination of duplicate functions & infrastructure Opportunities to partner products OUS Combined cash from transaction creates combined entity with expected cash runway anticipated into 1H 2021 3

Diversified Dermatology-Focused Pipeline with Near Term Milestones Marketed Safety and efficacy of these investigational products have not been established. There is no guarantee that pipeline products will receive FDA approval or become commercially available. 4 PreclinicalPhase IPhase IIPhase IIIApproved /Key Milestones • NDA approval and launch of first topical minocycline • NDA submitted in August 2019 • PDUFA June 2nd, 2020 FMX103 moderate-to-severe papulopustular rosacea • Phase II FPI Q3 2019 • TLR anticipated mid-2020 FCD105 moderate-to-severe acne vulgaris • Phase III TLR anticipated March/April 2020 Prurigo Nodularis Pruritus • Phase II completed Psoriasis Pruritus

Multiple Potential Value-Creating Catalysts in Next 12 Months AMZEEQ Commercial Launch (January 2020) FMX103 PDUFA (June 2020) FCD105 Top-Line Data (Mid-2020) FMX103 Commercial Launch (4Q 2020) Q1’2020 Q2’2020 Q3’2020 Q4’2020 Serlopitant PN Phase III Data (March / April 2020) Serlopitant Pruritus Associated with PN NDA Filing (2H’2020) 5

A Compelling Dermatology Combination Source: Cash balance as of September 30, 2019, respectively. 6 Combined Approved / Marketed Commercial Products AMZEEQ™ (formerly FMX101) Near-Term Commercial Products FMX103 Serlopitant (PN) Clinical Pipeline FCD105 Other Indications Platform Technology Enhanced Financial Position (1) $76 million $93 million $169 million

AMZEEQ™ (minocycline) topical foam, 4% is indicated for the treatment of inflammatory lesions of non-nodular moderate to severe acne vulgaris in adults and pediatric patients 9 years of age and older. Limitations of Use: This formulation of minocycline has not been evaluated in the treatment of infections. To reduce the development of drug-resistant bacteria as well as to maintain the effectiveness of other antibacterial drugs, AMZEEQ should be used only as indicated. Select Important Safety Information • Adverse Reactions: The most common adverse reaction reported during clinical trials of AMZEEQ was headache. Please see slides 45 and 46 for Important Safety Information. Please visit www.amzeeq.com for full prescribing information. 7

Molecule Stabilizing Technology (MST)™ Novel Molecule Stabilizing Technology (MST)™ Delivery • Stabilizes hydrophobic molecules • Surfactant & irritant free formulation designed to maintain barrier function, improve tolerability and compliance 1 Low mechanical sheer designed to enhance spreadability • • Delivers unstable drugs that have been difficult to formulate topically • Targets delivery of minocycline directly into the pilosebaceous unit 2 8 (1) Hazot Y, et al. J Anal Pharm Res. 2017;4(5):00117. (2) Data on file.

Distribution of Minocycline in the Skin and in Plasma: AMZEEQ™ versus AMZEEQ demonstrated ~750x lower blood concentration than oral minocycline, whereas the oral AMZEEQ skin level was observed to be ~150X higher than oral minocycline. AMZEEQTM Oral Minocycline Epidermis Concentration1*: 3.7 μg/mL Epidermis Concentration3‡ : 560 μg/mL Dermis Concentration1*: 2.3 μg/mL Dermis Concentration3‡ : 17.5 μg/mL Plasma Concentration2† Mean Cmax: 850 ng/mL Plasma Concentration2§ Mean Cmax: 1.3 ng/mL Approximately half of minocycline delivered to the epidermis was recovered from the sebaceous appendages3 1. 2. 3. Macdonald H et al. Clin Pharmacol Ther. 1973;14(5):852-861. *(1.5mg/kg at Day 21) Jones TM. J Drugs Dermatol. 2017;16(10):1022-1028. †(Oral minocycline 1mg/kg at 24 hrs) §(AMZEEQTM 4g/day for 21 Days) Elliot R et al. Presented at the Fall Clinical Dermatology Conference, October 17-20, 2019, Las Vegas, NV. ‡(AMZEEQTM 10 mg/cm2) after 12 hrs Disclaimer: Based on in vitro data. The clinical relevance of this is unknown. 9

AMZEEQ™ Clinical Results Phase 3 Co-primary endpoint: Mean* absolute change from baseline in Inflammatory Lesion Count at Week 12 Phase 3 Co-primary endpoint: IGA Treatment Success at Week 12 Treatment success defined as IGA score of Clear (0) or Almost Clear (1) with at least a two-grade improvement (decrease) from baseline Study 2 Study 3 40% 0 -2 P<0.0001 -4 -6 30% Amzeeq Vehicle Amzeeq Vehicle -8 -10 -12 20% P<0.05 -14 -16 10% P<0.05 -18 P<0.0001 0% ANCOVA, ITT population, multiple imputation * Means presented in graphs are Least Square (LS) means Study 2 Study 3 Source: Amzeeq Package Insert, 2019. Cochran–Mantel–Haenszel test stratified by analysis center, ITT population, multiple imputation 10 Mean Reduction in Inflammatory Lesions* % of Subjects Achieving Treatment Success 8.4% 15.8% 19.6% 30.8% -16.4 -12.7 -13.7 -10.5

AMZEEQ™ Clinical Results: Patient Examples 11 Images used with permission Study 3 BaselineWeek 12 Study 2 BaselineWeek 12

AMZEEQ™ Adverse Events The most common adverse reaction reported by >1% of subjects treated with AMZEEQ and more frequently than in subjects treated with vehicle was headache, which was reported in 3% of subjects treated with AMZEEQ and 2% of subjects treated with vehicle. AMZEEQ™ Safety in Phase 3: Local Tolerability Assessments at Week 12, Scale 0 (none) to 3 (severe) >95% of subjects treated with AMZEEQ had signs and symptoms classified as “none” or “mild” Dryness 92.6 6.8 0.6 0 Skin Peeling 96.6 3.2 0.2 0 Local tolerability signs and symptoms at week 52 were comparable to those reported at week 12 based on a 40-week open-label extension safety study *Hyperpigmentation was most frequently assessed as characteristic of inflammatory and post -inflammatory changes associated with acne. n=1377 representing the integrated safety population in studies 1, 2, and 3 ( Amzeeq only arms). 12 Itching94.05.10.80.1 Hyperpigmentation*84.712.42.80.1 Symptom/SeverityNoneMildModerateSevere Erythema84.314.21.50

FMX103 MINOCYCLINE TOPICAL FOAM, 1.5% CLINICAL RESULTS

FMX103 Clinical Results Phase 3 Co-primary endpoint: Absolute Change of Inflammatory Lesion Count at Week 12 Phase 3 Co-primary endpoint: IGA Treatment Success at Week 12 [Score Clear (0) or Almost Clear (1)] Study 11 Study 12 FMX103 Vehicle 0 -2 -4 -6 -8 -10 -12 -14 -16 -18 -20 -22 -24 80% 70% 60% 50% 40% 30% 20% 10% 0% Study 11 Study 12 FMX103 Vehicle ANCOVA, ITT population, multiple imputation 14 Mean Reduction in Inflammatory Lesions from Baseline P<0.05P<0.01 52.1% 49.1% 43.0% 39.0% -17.6 -15.6 -18.5 -14.9 P<0.005P<0.0001

FMX103 Integrated Clinical Efficacy Analysis of Co-primary Endpoints by Disease Severity at Study Baseline (IGA3 “Moderate” or IGA4 “Severe”) Phase 3 Co-primary endpoint: Absolute Change in Inflammatory Lesion Counts at Week 12* Overall Moderate Severe 29.2 Overall 29.6 27.1Moderate27.2 Severe 43.3 Baseline Lesion Counts: 44.9 0 5 10 15 16.7 20 25 P<0.001 P<0.001 26.0 30 P<0.001 FMX103 1.5% Vehicle Foam *ANCOVA, Integrated efficacy population; multiple imputation. The change from baseline in inflammatory lesion count is (value at baseline)-(post-baseline value). Thus, a positive change will reflect a reduction in inflammatory lesion count. Mean Reduction in Inflammatory Lesion Count N=1009 N=513 N=887 N=435 N=122 N=78 14.9 15.1 14.6 18.0

FMX103 Integrated Clinical Efficacy Analysis of Co-primary Endpoints by Disease Severity at Study Baseline (IGA3 “Moderate” or IGA4 “Severe”) Phase 3 Co-primary endpoint: IGA Treatment Success at Week 12 [Score Clear (0) or Almost Clear (1)]* P<0.001 P=0.01 60 52.5% 50.6% 50 40 30 20 10 0 Overall Moderate Severe FMX103 1.5% Vehicle Foam *CMH test, Integrated efficacy population; multiple imputation. % IGA treatment success (IGA 0/1) N=887 N=1009 41.0% 45.7%P=0.003 N=435 N=513 36.8% N=122 14.9% N=78

FMX103 Clinical Results: Erythema Clinical Erythema Assessments From Baseline to Week 12 by Visit FMX103 1.5% Safety Population Study 11 Study 12 100% 90% 28 30 80% 70% 60% 50% 40% 30% 40% clear or almost clear 47% clear or almost clear 20% 10% 0% Baseline Week 2 Week 4 Week 8 Week 12 Baseline Week 2 Week 4 Week 8 Week 12 0 – Clear skin 1 – Almost clear 2 – Mild 3 – Moderate 4 – Severe 17 Subjects With Erythema By Severity (%) Subjects With Erythema By Severity (%) 63 33 23 18 33 39 44 47 36 28 29 23 16 5 21 19 65 41 40 48 51 46 33 28 27 16 10 5

FMX103 Clinical Results: Patient Examples Images used with permission 18 Study FX2016-12 BaselineWeek 12 Study FX2016-11 BaselineWeek 12

FMX103 Safety in Studies ‘11 and ’12 Non-cutaneous TEAEs in descending frequency occurring in at least 1% of subjects in either group Study 11 SAEs (FMX103, 1.5%): Nausea, chest discomfort, fatigue, seasonal allergy, dehydration, syncope, dyspnea. Study 12 SAEs (FMX103, 1.5%): Hypertension • No serious treatment-related adverse events reported in either study • 9 subjects across both studies discontinued due to a TEAE 7 in the FMX103 treatment groups 2 in the vehicle groups URI – Upper Respiratory Tract Infection SAE – Serious Adverse Event UTI – Urinary Tract Infection 19 Study 12 TEAE Frequency (%) TEAEFMX103, 1.5%Vehicle One or more24.126.1 URTI2.93.1 Viral URTI2.93.1 Headache2.12.3 Sinusitis1.40.8 Influenza1.01.2 Diarrhea1.20.8 UTI0.61.2 Fatigue0.41.2 Vomiting1.00.4 Study 11 TEAE Frequency (%) TEAEFMX103, 1.5%Vehicle One or more18.421.1 URTI0.82.0 Viral URTI1.81.6 UTI1.01.6 Headache0.61.6 Hypertension1.20.8 Fall0.01.2 Concussion0.01.2

Rosacea Phase 3 Results: Safety Cutaneous Treatment Emergent Adverse Event (TEAE) Frequency Cutaneous TEAEs occurred in <1% of subjects in the FMX103 treatment groups 20 Study 11 Study 12 FMX103 1.5% (n=494) Vehicle Foam (n=256) FMX103 1.5% (n=514) Vehicle Foam (n=257) Cutaneous AEs, n (%) Pruritus Dermatitis Dermatitis contact Rash Actinic keratosis Dermal cyst Hyperpigmentation Hand dermatitis Nail discoloration Erythema Hair color change Telangiectasia Ingrowing nail Skin exfoliation Skin irritation Onycholysis Rosacea Seborrheic dermatitis 4 (0.8) 2 (0.4) 2 (0.4) 1 (0.2) 1 (0.2) 1 (0.2) 1 (0.2) 1 (0.2) 0 (0.0) 0 (0.0) - - - 0 (0.0) - - 0 (0.0) - 0 (0.0) 0 (0.0) 0 (0.0) 1 (0.4) 1 (0.4) 0 (0.0) 0 (0.0) 0 (0.0) 1 (0.4) 0 (0.0) - - - 1 (0.4) - - 0 (0.0) - 3 (0.6) 2 (0.4) - 4 (0.8) - 1 (0.2) - - 1 (0.2) 1 (0.2) 1 (0.2) 1 (0.2) 1 (0.2) - - 0 (0.0) 1 (0.2) 0 (0.0) 1 (0.4) 1 (0.4) - 1 (0.4) - 0 (0.0) - - 1 (0.4) 0 (0.0) 0 (0.0) 0 (0.0) 0 (0.0) - - 1 (0.4) 1 (0.4) 1 (0.4)

Serlopitant (PN)

Prurigo Nodularis Prurigo Nodularis (PN) occurs along with chronic pruritus and presents with symmetrically distributed intensively itchy papules, nodules and/or plaques • • Prurigo nodularis is a severely pruritic chronic skin disorder Characterized by multiple, firm, itchy inflamed skin nodules typically found on a patient’s arms, legs and trunk Results from a vicious cycle of repeated itching and scratching Itching sensation is extreme and often leads to scratching to the point of bleeding and pain Primarily affects older adults Topical agents (eg: corticosteroids, calcineurin inhibitors) commonly used as first-line therapies for PN with limited effectiveness No approved therapies in US or EU • • • • • Serlopitant is a once-daily, highly selective oral small molecule NK1 Receptor Antagonist, being developed for the treatment of pruritus associated with PN 22 Clinical Presentation of PN Image courtesy of Prof. Sonja Stander, University Munster

Serlopitant PII Study Results (N=127) • • Met the primary endpoint and multiple secondary endpoints. Approximately 50% of subjects met the Phase 3 responder criterion (at least a 4-point improvement in WI-NRS) at Week 8. (Reduction in millimeters) (% of responders) 40 35 30 25 20 15 10 5 0 36mm 60% 47% 40% 20% 0% Placebo Serlopitant Placebo Serlopitant p=0.001 p=0.05 VAS: Visual Analogue Scale WI-NRS: Worst Itch-Numerical Rating Scale 26% 19mm Phase 2 Primary Endpoint: Change From Baseline (Week 8) Average Itch VAS Four Point Responder Analysis (Week 8) Worst Itch NRS

Ongoing NULARIS PIII Studies in PN Phase 3 Design N=285 US study (1:1) N=295 EU study (1:1) Serlopitant 5mg, N=140 • Presence of PN > 6 weeks. > 10 PN nodules on at least 2 anatomical areas. WI-NRS score >7 within 24hr of screening visit. Exclusion of active non-PN pruritic skin disease. One primary endpoint: WI-NRS 4-pt responder rate at Week 10. MTI-105 (46 US sites) • Placebo, N=140 • Serlopitant 5mg, N>450 (PN, atopic dermatitis and psoriasis subjects) Serlopitant 5mg, N=140 • MTI-107 (US & EU sites) MTI-106 (39 EU sites) • Placebo, N=140 2-4 week screening 10 week treatment 3-5 week follow-up 52 week treatment 5 week follow-up Clinical Status and Milestones Phase 3: Subject enrollment complete for both MTI-105 and MTI-106 with topline results expected March/April 2020. 24

Commercial

Commercial Team with Launch Capabilities Experienced Launch experience in numerous therapeutic • • • • classes including: Hematology Immunology Infectious Disease Oncology • • • • • Dermatology Women’s Health Urology Pain Cardiovascular • • • • • CNS Sleep Allergy Diabetes Gastroenterology Dermatology Product Launches: 26

Acne Market Size1 Source: (1) Symphony Health Solutions PHAST, data ending DEC’18 - weighted 27 Brand vs. Generic AcneBrand vs. Generic Acne TRx Volume 2018$ Volume 2018 18M$5.2B GenericBrandGenericBrand 12.9M 71%5.2M 29%$1.7B 33%$3.4B 67%

Launch Surrogates in Acne Launches in the acne market over time have yielded positive first year uptake, averaging ~295k prescriptions. Year three average was ~564k. Acne Launch Surrogate Year 1 and Year 3 TRx Volume Year 1 Year 3 1,000,000 900,000 800,000 700,000 600,000 500,000 400,000 300,000 200,000 100,000 0 917,265 Acanya Aczone 7.5% Epiduo Forte Onexton Solodyn 28 Source: Symphony Health Solutions PHAST 709,123 561,882 425,728 407,585 329,687 279,657300,102 230,110 131,138

Seysara US TRx Volume 90,000 78,786 80,000 Recent Acne Launch Highlights Demand for New Products Sarecycline, a systemic oral antibiotic for acne, was launched in January 2019.It has had durable growth over time, which signals 70,000 60,000 50,000 40,000 30,000 market need and acceptance novel antibiotic agents. of 20,000 10,000 - 1Q 2019 2Q 2019 3Q2019 Source: Symphony Health Solutions PHAST 29 59,602 20,579

AMZEEQ™ Market Entry Overview Vehicle technology Minocycline potency Resistance profile Level of systemic absorption Claims data analytics Acne patient concentrations Brand adoption Generation Z (13-24 year old) focus Digital marketing opportunities Limited competitive investment Ensure broad access Manage corporate gross-to-net Limit patient out-of-pocket burden 30 Comprehensive Access Consumer Approach Smart Deployment Market Differentiation Factors

AMZEEQ™ AMZEEQ™ Market Position AMZEEQ™ draws from known attributes of topical acne products DIFFERENTIATORS 1st topical minocycline Novel MST™ delivery Natural moisturizing ingredients Favorable resistance profile and oral tetracyclines, with unique differentiated features. TOPICAL PRODUCTS ORAL TETRACYCLINES 31 Source: Symphony Health Solutions PHAST Low systemic absorption No impact to GI Proven efficacy Trusted molecule

AMZEEQ™ Targeting Approach Patient Claims based targeting strategy enables Foamix to narrow the acne diagnosing HCP field from >170k to a select ~6k providers (3%) while capturing the majority of the promotable TRx and Patient market volumes. 3% Patient Claims Based Targeting Strategy Focusing on select HCPs that 67% Acne Sufferers ~6k HCP Target List can deliver significant impact at launch. Prioritized via screening measures: choice >170k 97% • Acne diagnosed patient volume Acne TRx volume Preference for a brand vs. generic Early adoption preference • • 73% Acne TRx • 32 Source: Symphony Integrated Dataverse (IDV) Patient Claims Database, Time Period: 24 months ending Feb ‘19

Geographic Distribution of Patient Volume Acne patient concentrations guide optimal field force deployment. foamix® Pharmaceuticals 33

Territory Mapping using Patient Concentrations Aligned sales reg1ons. territories to capture the majority of the acne patients, resulting in 51 territories and 6 foamix® Pharmaceuticals 34

Acne Vulgaris Patients: Age and Severity 21-24 19% Highly concentrated patient population, with >75% of the acne vulgaris patient population aged 13-24, which we believe is 25-28 8% a market that can be mobilized efficiently and effectively. 17-20 32% 29-32 3% 33-36 Acne Vulgaris Patients by Age Group 37-40 3% 41+ 4% 9-12 3% 13-16 25% 35 Source: Syneos TreatmentAnswers Database, 2019. Target Demographic: Generation Z •Born between 1995-2005 •Average 7 hours per day consuming media •Mobile accounts for 50-65% of media consumption •Top Social platforms: Instagram, Twitter and Snapchat •85% use smartphone multiple times per day •Spend more time on Netflix and YouTube vs. traditional television

AMZEEQ™ Payor Insights and Pricing • Overall stakeholders had a favorable reaction to the target product profile (TPP) for AMZEEQ™. AMZEEQ™ is not viewed as a simple reformulation but as a novel route of administration. Key clinical advantages noted were lower risk of systemic side effects given the topical formulation and less exposure due to lower dose. Payers said this was not analogous to several current products with poor differentiation and price in excess of perceived value. At the <$400 net price per month range, AMZEEQ™ is expected to have access without highly restrictive PAs or step edits. WAC Price for AMZEEQ™ set at $485 per canister. • $500 • • • • 36 Source: N=10 stakeholders representing >230m covered lives interviews conducted by Syneos Health in December 2018. Net Price per Month High-level Price-Access $600 Highly restricted/ Not covered $400 $300 SE or $200simple PA Non-preferred $100 $0 Preferred

Rosacea Market Size1 37 Source: (1) Symphony Health Solutions PHAST, data ending DEC’18 - weighted Brand vs. Generic RosaceaBrand vs. Generic Rosacea TRx Volume 2018$ Volume 2018 5M$1.2B GenericBrandGenericBrand 3.4M 72%1.3M 28%$454.8M 37%$759.2M 63%

Rosacea Launch Surrogates Launches in the rosacea market over time have yielded an average of ~192k prescriptions in the first year. Year three ~312k. Rosacea Launch Surrogate Year 1 and Year 3 TRx Volume 600,000 515,334 500,000 400,000 300,000 200,000 100,000 0 Finacea Topical Foam Mirvaso Oracea Rhofade Soolantra Year 1 Year 3 38 Source: Symphony Health Solutions PHAST 347,301 239,119240,432245,517 242,775 146,655 155,791 80,293

Attractive Commercial Opportunity in PN ~500k – 1m patients in US(1) ~200k PN patients treated each year(1) • 75% of PN patients are diagnosed by a dermatologist • ~5k derms treat majority of PN patients On therapy two to six months per year(2) • Estimated 50 person field force could reach high-prescribing derms $900–$2,400 per month(3) • If approved, serlopitant would be first to market in PN • Will explore opportunities to partner OUS 1. 2. 3. IQvia.estimate for 2017. Menlo internal estimate. Estimates based on company payer research and symptom relief analogs 39

Opportunity to Leverage Commercial Infrastructure Acne Patients Field Force Overlap Communications Prurigo Nodularis Patients Rosacea Patients The Combined Company’s AMZEEQ Salesforce can Support these Products with Minimal Additional Investment >80% Deployment Overlap 1. 2. Symphony Health Solutions IDV Vantage, October 2018. AAD. Acne Stats and Facts. www.aad.org/media-resources/stats-and-facts/conditions. Accessed March 30, 2016. GlobaData, EpiCast. Acne Vulgaris Epidimiology Forecast to 2022; 30-34.; Mancini AJ. Adv Stud Med. 2008;8:100-105. National Rosacea Society. Rosacea Review; Winter 2010. http://www.rosacea.org/rr/2010/winter/article_1.php. Accessed May 16, 2016. Internal Menlo Therapeutics estimates. 3. 40 4. Shared Infrastructure Sales Force Convention Advertising Media Purchasing Internal Infrastructure Sample Management Trade & Distribution Apparatus Data Purchasing Field Reimbursement Team Field Medical Team Medical

AMZEEQ™ (minocycline) topical foam, 4% Indication and Important Safety Information INDICATIONS AND USAGE AMZEEQ™ (minocycline) topical foam, 4% is indicated for the treatment of inflammatory lesions of non-nodular moderate to severe acne vulgaris in adults and pediatric patients 9 years of age and older. Limitations of Use: This formulation of minocycline has not been evaluated in the treatment of infections. To reduce the development of drug-resistant bacteria as well as to maintain the effectiveness of other antibacterial drugs, AMZEEQ should be used only as indicated. IMPORTANT SAFETY INFORMATION Contraindications: Persons who have shown hypersensitivity to any of the tetracyclines or any other ingredient in AMZEEQ. Warnings and Precautions Flammability: The propellant in AMZEEQ is flammable. Instruct the patient to avoid fire, flame, and smoking during and immediately following application. AMZEEQ is a topical foam. While systemic absorption of AMZEEQ is low, and serious adverse reactions were not seen in clinical studies, the following adverse reactions associated with oral minocycline should be considered: • Teratogenic effects, inhibition of bone growth & permanent tooth discoloration: Use during the second and third trimesters of pregnancy, infancy and childhood up to the age of 8 years may cause permanent discoloration of the teeth (yellow-gray-brown) and reversible inhibition of bone growth. Clostridium difficile associated diarrhea (CDAD): If CDAD occurs, discontinue AMZEEQ. •

AMZEEQ™ (minocycline) topical foam, 4% Indication and Important Safety Information (cont’d) AMZEEQ is a topical foam. While systemic absorption of AMZEEQ is low, and serious adverse reactions were not seen in clinical studies, the following adverse reactions associated with oral minocycline should be considered (cont.): • • Hepatotoxicity & metabolic effects: If renal impairment exists or if liver injury suspected, discontinue AMZEEQ. Central nervous system effects: Patients experiencing light-headedness, dizziness or vertigo should be cautioned about driving vehicles or operating heavy machinery. Intracranial hypertension: Clinical manifestations include headache, blurred vision, diplopia, and vision loss. Discontinue AMZEEQ immediately if symptoms occur. Autoimmune syndromes: Symptoms may be manifested by fever, rash, arthralgia, and malaise. Discontinue AMZEEQ immediately if symptoms occur. Photosensitivity: Patients should minimize or avoid exposure to natural or artificial sunlight while using AMZEEQ. Advise patients to discontinue treatment with AMZEEQ at the first evidence of sunburn. Hypersensitivity reactions: Discontinue AMZEEQ immediately if symptoms of anaphylaxis, serious skin reactions, erythema multiforme, and drug reaction with eosinophilia and systemic symptoms (DRESS) syndrome occur. Tissue hyperpigmentation: Discoloration of organs, including nails, bone, skin, eyes, thyroid, visceral tissue, oral cavity (teeth, mucosa, alveolar bone), sclerae and heart valves. Superinfection: Overgrowth of non-susceptible organisms, including fungi. If superinfection occurs, discontinue AMZEEQ and institute appropriate therapy. • • • • • • Adverse Reactions: The most common adverse reaction reported during clinical trials of AMZEEQ was headache. Please visit www.amzeeq.com for full Prescribing Information. To report side effects of prescription drugs to the FDA, visit http://www.fda.gov/medwatch or call 1-800-FDA-1088.

Additional Information and Where to Find It • On January 6, 2020, Menlo filed a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Menlo and Foamix and other documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”). The registration statement has been declared effective by the SEC. Foamix mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. On January 28, 2020, Menlo filed with th e SEC an amendment to the Registration Statement on Form S-4. Foamix and Menlo may also file other relevant documents with the SEC regarding the proposed merger. This communication is not a substitu te for the joint proxy statement/prospectus or Registration Statement or any other document which Menlo or Foamix may file with the SEC. MENLO’S AND FOAMIX’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF MENLO AND FOAMIX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. Security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Menlo and Foamix with the SEC at the SEC’s website at www.sec.gov. Investors and stockholders will also be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Menlo and Foamix through the website maintained by the SEC at www.sec.gov. Menlo and Foamix make available free of charge at www.menlotherapeutics.com and www.foamix.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. 43

Investor Presentation|March 2020 A Proposed Compelling Dermatology Combination